Contact

www.linkedin.com/in/silviaolmedo
(LinkedIn)

Top Skills

Social Media Consulting

Social Media Communications

Social Media Marketing

Honors-Awards

Embajadora de la salud de Mexico/
health ambassador by the Mexican
Ministry of Health

Publications

Los Misterios del Amor y el Sexo

Mis Sentimientos Erroneos

Como saber si estás a dos pasos de
la locura

Preguntale a Silvia los secretos de
Eva

Silvia Olmedo,

Psychologist Ph.D. Experta en inteligencia emocional y relacional
aplicada al ámbito profesional y personal.
Los Angeles Metropolitan Area

Summary

if you want to contact me please send me a message and I will
return your email. silvia.olmedo@gmail.com

―――――

Experience

OrganiContent
Vice President
July 2025 - Present (9 months)

Televisa
13 years 2 months

TV Condutor and writer of Amordidas
February 2013 - Present (13 years 2 months)
America

TV Host and content writer of Amordidas, (Unicable).

Asociate content producer
April 2019 - January 2020 (10 months)
Mexico

TV Host, Content Producer.Author Mis Sentimientos Erróneos Los
Misterios del Amor y el Sexo y
Psychologist
January 2011 - Present (15 years 3 months)
Televisa Networks

author

Expert Dojo
4 years 7 months

Board Advisor
January 2021 - July 2025 (4 years 7 months)
Los Angeles Metropolitan Area

Development of training programs and social media communications for visual communication social and emotional skills for startups.

Member of the Board of Advisors
January 2021 - February 2025 (4 years 2 months)
Los Angeles, California, United States

Organicontent
VP Organic Content
January 2020 - 2022 (2 years)
Los Angeles

VP of branded content

Televisa
tv conductor content producer - Cuentamelove
2007 - 2012 (5 years)
Mexico

Content producer
Top Content producer, magazines, internet pages.
May 2005 - 2011 (6 years)
Américas

Proporcionamos contenido en psicología sexología, salud, bienestar personal.
Más de 5 millones de lecturas

www.silviaolmedo.tv
6 years

TV Host and content producer for www.silviaolmedo.tv
January 2005 - December 2008 (4 years)
woldwide

1 millón de visitas mensuales- 1 million one million visits a month

Health Promotion Director
January 2003 - November 2008 (5 years 11 months)
USA, MEXICO, SPAIN

Director
Development of health promotion programs, Reproductive Health, Mental Health.

Pharma Dynamics
Health Care Promotion Director
May 1999 - 2003 (4 years)

Healh promotion campaigns on reproductive health, mental health.

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Education

Universidad Autonoma de Madrid
psicología, pychology · (2001 - 2006)

University of New South Wales
Master's degree, Psychology · (2005 - 2006)